

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Sandra Rowland
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

   Re: Xylem Inc.
    Form 10-K for the Year Ended December 31, 2021
    Filed February 25, 2022
    File No. 001-35229

Dear Ms. Rowland:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Dorothy Capers